FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release  August 31, 2005 Q2 results dated October 25, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: October 25, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

October 25, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release – August 31, 2005 Q2 results dated October 25 2005 cc:

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	AMS Homecare Inc.
Issuer Address:	1360 Cliveden Avenue, Delta, B.C. V3M 6K2
Issuer Fax No.:	604-273-9312
Issuer Telephone No.:	604-273-5173
Contact Name:	Rani Gill
Contact Position:	President & Director
Contact Telephone Number:	604-273-5173 (local 109)
Contact Email Address:	ranig@amshomecare.com
Web Site Address:	www.amshomecare.com
For Quarter Ended:	2005/08/31
Date of Report:	2005/10/25

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Rani Gill”	Rani Gill	2005/10/25

“Harj Gill”	Harj Gill	2005/10/25

UNAUDITED INTERIM FINANCIAL INSTRUMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the company discloses that its auditors have not reviewed the unaudited financial statements for the period ended August 31, 2005.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of AMS Homecare Inc. and the accompanying financial information included in this report have not been reviewed by the company’s external auditors.  The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheet
Canadian Funds
Unaudited - Prepared by Management

ASSETS	August 31 2005	February 28 2005
Current
Receivables	$1,857,477	$696,559
Inventories	1,201,749	1,597,050
Prepaids	55,064	128,429
	3,114,290	2,422,038
Plant and equipment (Note 3)	60,298	55,035
Intangible assets (Note 4)	80,198	92,828
	$3,254,786	$2,569,901

LIABILITIES
Current
Bank demand loan (Note 5)	$1,325,352	$1,153,526
Payables and accruals	153,631	166,982
Current portion of long-term debt (Note 6)	107,381	103,295
Income taxes payable	45,053	20,000
	1,631,417	1,443,803

Long-Term debt (Note 6)	249,595	304,429
Due to shareholders (Note 7)	501,607	501,607
	2,382,619	2,249,839

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 8)	110,400	110,400
Retained Earnings - Statement 2	761,767	209,662
	872,167	320,062
	$3,254,786	$2,569,901

Commitments (Note11)

Contingencies (Note 14)

Approved on behalf of the Board

“Rani Gill”, Director

“Harj Gill”, Director

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Shareholders’ Equity
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 29, 2004	46,398,891	75,400	189,904	265,304
Conversion of warrants into common shares (Note 8)	250,000	35,000	-	35,000
Earnings for the year	-	-	19,758	19,758
Balance - February 28, 2005	46,648,891	110,400	209,662	320,062
Earnings for the period – Statement 3	-	-	552,105	552,105
Balance – August 31, 2005	46,648,891	$110,400	$761,767	$872,167

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statement of Income
Canadian Funds
Unaudited - Prepared by Management

	2005		2004
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Sales	$2,220,403	$4,237,478	$1,573,457	$3,533,972
Cost of Sales	1,269,463	2,415,886	973,243	2,092,052
Gross Margin	950,940	1,821,592	600,214	1,441,920

Expenses
Selling
Advertising	36,675	91,789	22,874	66,573
Communication	23,993	36,705	10,424	18,163
Freight and delivery	45,547	89,798	37,339	74,186
Salaries and benefits	120,773	239,470	120,823	234,447
Stationery and supplies	2,874	6,059	5,385	7,276
Travel	21,328	53,681	18,778	44,598
	251,190	517,502	215,623	445,243
General
Bad debts	392	1,857	44,402	44,402
Depreciation and amortization	11,890	24,121	8,807	20,105
Insurance	17,263	32,687	15,347	25,684
Interest and bank charges	51,161	101,547	37,230	75,669
Occupancy	55,031	105,198	37,086	77,759
Office and supplies	24,331	38,653	17,854	36,490
Professional fees	105,422	119,157	26,234	36,959
Public relations	3,556	29,350	24,028	39,778
Salaries and consulting	123,090	238,781	106,937	190,360
Transfer agent and regulatory	8,249	13,267	16,386	19,445
Travel	6,862	7,367	8,789	13,564
	407,247	711,985	343,100	580,215
	658,437	1,229,487	558,723	1,025,458

Earnings before income taxes	292,503	592,105	41,491	416,462
Income taxes	(20,000)	(40,000)	(20,000)	(60,000)
Earnings for the Period	$272,503	$552,105	$21,491	$356,462

Earnings per Share - Basic and Diluted	$0.001	$0.001	$0.001	$0.001

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statement of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2005		2004
Cash Resources Provided By (Used In)	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Operating Activities
Net earnings	$272,503	$552,105	$21,491	$356,462
Depreciation and amortization	11,890	24,121	8,807	20,105
Gain on sale of assets	-	-	-	-
Changes in non-cash operating working capital (Note 9)	(62,787)	(680,550)	124,551	(402,209)
	221,606	(104,324)	154,849	(25,642)

Investing Activities
Acquisition of capital assets	(13,717)	(13,717)	(733)	(4,137)
Proceeds from sale of asset	-	-	-	-
Acquisition of other assets	(702)	(3,037)	(32,647)	(34,562)
	(14,419)	(16,754)	(33,380)	(38,699)

Financing Activities
Bank demand loan (repayment)	(181,671)	171,826	(172,125)	(10,376)
Repayment of term debt	(25,516)	(50,748)	(11,184)	(22,123)
Units issued for cash	-	-	-	35,000
Financing costs	-	-	(5,000)	(5,000)
Advances from shareholders	-	-	66,840	66,840
	(207,187)	121,078	(121,469)	64,341

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$43,630	$85,791	$28,882	$57,224
Taxes paid	$14,947	$14,947	$-	$-

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc..

During the fiscal year ended February 29, 2004, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.  The company is also in the process of opening its first retail outlet in the United States of America.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 28, 2005.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

3.

Plant and equipment

Details are as follows:

	Cost	Accumulated Amortization	31 August 2005 Net Book Value	28 February 2005 Net Book Value
Automobile	$15,867	$7,842	$8,025	$9,441
Office furniture and equipment	48,032	26,496	21,536	8,719
Warehouse equipment	21,150	19,247	1,903	2,239
Computer hardware and software	85,309	56,475	28,834	34,636
	$170,358	$110,060	$60,298	$55,035

4.

Intangible Assets

Details are as follows:

	Cost	Accumulated Amortization	31 August 2005 Net Book Value	28 February 2005 Net Book Value
Distribution rights	$50,000	$30,000	$20,000	$25,000
Trademarks and patents	58,088	17,337	40,751	43,426
Financing costs	40,000	31,667	8,333	11,918
Intellectual property	3,042	456	2,586	2,738
Product development costs	13,102	4,574	8,528	9,746
	$164,232	$84,034	$80,198	$92,828

5.

Bank Demand Loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

6. Long term debt	August 31, 2005	February 28, 2005
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,158, due November 2007	$135,966	$161,694

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	$221,010	$246,030

	$356,976	$407,724

Current portion of long term debt	$107,381	$103,295

	$249,595	$304,429

These loans are secured by a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

2006	$107,381
2007	116,599
2008	62,106
2009	50,040
2010	20,850

$356,976

7.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2006.  The company agrees to pay/accrue interest of U.S $2,800 per month to the shareholders.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

8.

Share Capital

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 common shares

On March 16, 2004, 250,000 warrants were converted into the company’s common shares at a price of fourteen cents per share.

As at August 31, 2005, there were 18,000,000 shares held in escrow relating to the 30,000,000 common shares that were escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement.  These are released from escrow evenly over a 72-month period.  1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following.  To August 31, 2005, 12,000,000 shares have been released.  The release of these shares from escrow is not subject to the verification of any representation or warranties.  There are no conditions under which these shares will not be released from escrow other than the passage of time.

Stock Options

The company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at August 31, 2005, the options authorized as at February 28, 2003 were not issued and therefore not granted.

Warrants

On March 16, 2004, 250,000 warrants were converted into the company’s common shares at a price of fourteen cents per share.  As a August 31, 2005, there were no warrants outstanding.

Share repurchase option

The company has an option, solely at its discretion, to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006.  The repurchase price is $0.10 per share and expires on February 28, 2006.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

9.

Changes in non-cash operating working capital

	2005		2004
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August

Receivables	$(438,712)	$(1,160,918)	$327,617	$(397,214)
Inventories	331,532	395,301	(247,038)	(143,054)
Prepaids	46,907	73,365	14,214	32,534
Payables and accruals	(7,567)	(13,351)	9,758	45,525
Income taxes	5,053	25,053	20,000	60,000

	$(62,787)	$(680,550)	$124,551	$(402,209)

10.

Operating Leases

The company has entered into operating lease agreements related to office and warehouse premises.  The minimum annual lease payments are as follows:

August 31, 2006	$182,045
August 31, 2007	175,240
August 31, 2008	113,834
August 31, 2009	3,486

$474,605

11.

Commitments

a)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States.  The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at August 31, 2005, the acquisition and the financing have not been closed.

b)

On May 3, 2004, the company announced the signing and closing of two License Agreements with the University of Connecticut.  Subject to the terms of the Agreements, the licenses grant the company exclusive world wide license to develop, make, use, sell, offer to sell, lease, offer sublicenses, and import licensed products in the field of implantable sensors related to patient monitoring.  The annual licensing costs for these technologies are US$25,000 for 5 years.  The company is currently in process of negotiating new terms with the university.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

11.

Commitments (continued)

c)

On July 5, 2005, the company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the company to further its vision of providing improved security and monitoring in Healthcare facilities.

d)

On July 11, 2005, the company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.

e)

As at August 31, 2005, the company has outstanding letters of credit for inventory in the amount of $434,128 ($278,934 – February 28, 2005).

12.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2005
Canadian Funds
Unaudited - Prepared by Management

12.

Financial Instruments and Risk Management (continued)

d)

Interest Rate Risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

13.

Economic dependence

Approximately 86% (February 28, 2005 - 86%) of sales are from products provided by the company's largest supplier.

14.

Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period. Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS :

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone : (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President, Chairperson & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Quarter Ended :

August 31, 2005

Report Date :

October 25, 2005

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

“Rani Gill”

Date Signed :  October 25, 2005

Director Full Name :

“Harj Gill”

Date Signed : October 25, 2005

Schedule “B”

AMS Homecare Inc.

Supplementary Information

1.

Analysis of expenses and deferred costs for six months ended August 31, 2005

a.

There were no deferred costs incurred during the six months ended August 31, 2005

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $2,415,886 consists of the landed cost of products sold during the six months ended August 31, 2005

2.

Related party transactions for six months ended August 31, 2005

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the six months ended August 31, 2005

See Note #8 of the Notes to the Interim Consolidated Financial Statements and the Consolidated Statements of Shareholders’ Equity

4.

Securities as at August 31, 2005

See Note #8 of the Notes to the Interim Consolidated Financial Statements and the Consolidated Statements of Shareholders’ Equity

5.

List of directors and officers as at August 31, 2005

Rani Gill, Director & President

Harj Gill, Director & CEO

Jan Karnik, Director

Amarjit S. Mann, Director

Ranjodh S. Sahota, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2005

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the August 31, 2005 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the Company’s February 28, 2005 audited consolidated financial statements.  These statements are available on SEDAR at www.sedar.com.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment and the business of selling wireless products and services relating to nursing call and emergency alert systems.  At the present time, the company is also in the process of setting up its first retail outlet in the Unites States of America for the sale of the company’s products.  The company’s products and services appeal to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population.  In order to achieve growth, the company continues to negotiate various financings.  The company trades on the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Net sales for the three months ended August 31, 2005 increased by $646,946 or 41.1% to $2,220,403 compared to the same period a year ago. Year to date net sales increased by $703,506 or 19.9% to $4,237,478 compared to the same period last year with the addition of new products and higher scooter sales.  Gross profit as a percentage of net sales for both the three and six months ended August 31, 2005 was 43% compared to 38% and 41% in the same periods a year ago.  The current year-to-date margins are higher due to the change in the mix of products sold and the increase in value of the Canadian dollar.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2005

Results of Operations (continued)

Summary of Quarterly Results

Quarter	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,
Ended	2005	2005	2005	2004	2004	2004	2004	2003

Sales	$2,220.4	$2,017.1	$ 890.5	$1,046.0	$1,573.5	$1,960.5	$ 825.2	$1,038.7

Earnings
(loss) before
taxes	$ 292.5	$ 299.6	$ (241.2)	$ (136.8)	$ 41.5	$ 375.0	$ (143.5)	$ 98.3

EPS	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001

Fully diluted
EPS	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001

Sales for the reporting period ended August 31, 2005 consisted of scooters, scooter accessories, daily living aids, cushions, disposables, and IER monitoring services.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  Year to date net sales only increased by 19.9% as a result of the strike by the Vancouver Trucker’s Association during July, during the Company’s peak sales period.  As at August 31, 2005, 86% of total company sales were comprised of scooters and scooter accessories.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.

Selling expenses as a percentage of net sales for the three and six months ended August 31, 2005 was 11% and 12%, respectively, compared to 14% and 13% in the same periods last year.  The overall dollar amount increased by $35,567 for the quarter and $72,259 for the year to date compared to the same periods a year ago.  Year to date advertising, communication, and delivery costs account for 82% of the increase.  The year-to-date increase in freight costs are directly related to higher volume of sales.  The increased salaries, communication, and travel costs are higher as a result of additional staff required for the sale of products and IER monitoring services and the setting-up of the retail outlet in the United States.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2005

Results of Operations (continued)

General and administrative costs as a percentage of net sales for the three and six months ended August 31, 2005 were 18% and 17%, respectively, compared to 22% and 16% in the same periods a year ago.  The overall dollar amount increased by $64,147 for the quarter and $131,770 for the year to date compared to the same periods a year ago.  Bad debts expense decreased by $42,545 year to date as there were no uncollectible amounts during the reporting period.  Insurance and occupancy costs increased by $34,442 for the year to date as a result of the retail outlet in the United States.  Interest and bank charges increased by $25,878 year to date due to the increase in the existing bank credit facility and the addition of another long-term loan.  Professional fees increased by $82,198 year to date as a result of due diligence costs of various transactions announced by the company.  Salaries and consulting costs increased by $48,421 year to date as a result of the hiring of an additional full-time employee and higher consulting fees.

Earnings before income taxes increased by $251,012 for the quarter ended August 31, 2005 to $292,503 compared to $41,491 for the same quarter last year.  Year to date earnings before income taxes increased by $175,643 to $592,105 compared to $416,462 for the same period last year.  The quarter to date and year to date increase is attributable to higher sales of existing products along with the addition of new products and services.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, shareholder advances and funds obtained from the Term debt.  The company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of August 31, 2005, the company was in compliance with all covenant requirements.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange.  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.

As at August 31, 2005, total working capital for the Company was $1,482,873 compared to $978,235 as at February 28, 2005, representing an increase of $504,638.  The increase in accounts receivable of $1,160,918 is a reflection of higher sales during the reporting period, advances to shareholders for expenses related to the TSX Venture lawsuit, and deposits for various wireless technology transactions.  This increase in accounts receivable is off-set by a decrease in inventory and prepaids totaling $468,666.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2005

Financial Condition (continued)

Year to date operating activities resulted in cash outflows of $104,324 compared to outflows of $25,642 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts.

Year to date cash flows utilized by investing activities were $16,754 compared to $38,699 for the same period in the previous year.  This increase is comprised primarily of investment in store fixtures for the retail outlet.

Year to date cash flows from financing activities were $121,078 compared to $64,341 for the same period last year.  These cash flows were comprised of proceeds from the bank credit facility and were offset by the principal repayment of the long-term debt.

Risk Management

The company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.

Doing business outside of Canada may subject us to additional risks.  Historically our operations have been confined to Canada. Our new business model turns our focus towards expanding business into the United States with the establishment of a retail outlet.  Due to difficulties in staffing and managing international operations and dealing with various government controls, among others, there can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations.

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Six Months ended August 31, 2005

Risk Management (continued)

Interest on the company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

The company faces risk from its competition.  In order to mitigate this risk, the company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the company will be able to close these financing deals.

Bare Certificates

I, Harj Gill, Director and Chief Executive Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending August 31, 2005.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

October 25, 2005

“Harj Gill”

Director and Chief Executive Officer

Bare Certificates

I, Rani Gill, President and Chief Financial Officer, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending August 31, 2005.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

October 25, 2005

“Rani Gill”

President and Chief Financial Officer